Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
BG Personnel, LP	Texas
BG Staffing, LLC	Delaware
B G Staff Services, Inc.	Texas
BG Finance and Accounting, Inc.	Delaware
BG California Finance & Accounting Staffing, Inc.	Delaware
BG California IT Staffing, Inc.	Delaware
BG California Multifamily Staffing, Inc.	Delaware